U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Acreage Holdings, Inc.

Request to Withdraw Registration Statement on Form S-3

Registration No. 333-249583

January 26, 2021

Ladies and Gentlemen:

Acreage Holdings, Inc. (the “Company”) respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-3 (Registration No. 333-249583), initially filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2020, together with all exhibits and amendments thereto (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement as it has determined that it is not currently eligible to proceed with an offering on Form S-3. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the Company’s future use.

If you have any questions regarding the foregoing, please do not hesitate to contact Glen Leibowitz, Chief Financial Officer of the Company, at 646-600-9181, or Jessica S. Lochmann of Foley & Lardner LLP at (414) 297-5817.

Very truly yours,

/s/ Glen Leibowitz

cc:

Glen Leibowitz
James Doherty
Evan Preponis
Acreage Holdings, Inc.

Jessica S. Lochmann

Foley & Lardner LLP